SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended April, 2003	Commission File Number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.

(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 –5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7

(Address of Principal Executive Offices)

Telephone (403) 262-1838

            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F X	Form 40-F

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No X

            If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                     N/A

Total Number of pages is 3

NEWS RELEASE

Birch Mountain Increases Private Placement

CALGARY, April 28, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation"), Birch Mountain announces that, further to its news release of April 10, 2003, in response to investor interest, it now intends to complete a non-brokered private placement of up to 6,000,000 units ("Units") at a price of $0.25 per Unit, increased from the 5,000,000 Units previously announced. Each Unit consists of one common share and one non-transferable share purchase warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.50 per share for a period of 16 months from closing.

The Company announced on March 7, 2003, that it had initiated discussions with oil sands companies to determine market interest for locally produced quicklime. Birch Mountain has determined that a number of companies are interested in a local source of limestone and quicklime. Proceeds from this financing will be applied to on-going operations and to advance the limestone/quicklime business opportunity.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or

Don Dabbs, Vice President & CFO

Birch Mountain Resources Ltd.

Tel 403.262.1838 Fax 403.263.9888

www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

April 29, 2003.

BIRCH MOUNTAIN RESOURCES LTD.

/s/ Douglas J. Rowe
DOUGLAS J. ROWE
President and CEO